CEMEX, S.A.B. de C.V.

Av. Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

Garza García, Nuevo León

México 66265

September 26, 2012

VIA FEDERAL EXPRESS AND EDGAR

Mr. Rufus Decker

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4631

Washington, D.C. 20549

RE:	CEMEX, S.A.B. de C.V.
Form 20-F for the year ended December 31, 2011
Filed April 30, 2012
Responses dated July 9, 2012, August 13, 2012 and August 29, 2012 File No. 001-14946

Ladies and Gentlemen:

On behalf of CEMEX, S.A.B. de C.V. (the “Company”), this letter provides responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Fernando A. Gonzalez, Chief Financial Officer of the Company, dated September 10, 2012 (the “Comment Letter”), in connection with the Company’s annual report on Form 20-F for the year ended December 31, 2011 (the “2011 20-F”), filed with the Commission on April 30, 2012. The Company’s response to the comment raised by the Staff in the Comment Letter is set forth below. For the convenience of the Staff, we have repeated the Staff’s comment before the corresponding response.

Form 20-F for the Year Ended December 31, 2011

Financial Statements

Consolidated Statements of Operations, page F-4

1.	We note your response to comment one in our letter dated August 15, 2012. Given that the line item you currently describe as “Operating income after other expenses, net” appears to represent your actual operating income, please retitle this line item to describe it as “Operating income.” Refer to Basis for Conclusions paragraph 56 of IAS 1.

RESPONSE: The Company notes for the Staff that, as indicated in the Company’s previous response of August 29, 2012, the Company is concerned about a potential confusion of terms and the limitation in the ability to compare the previous results of the Company as a result of the Staff’s proposed change in this line item for the long-term users of the Company’s financial statements. Nonetheless, the Company notes the Staff comment and, considering the requirements of IAS 1 and the Basis for Conclusions in paragraph 56, the Company respectfully proposes to the Staff, in order to decrease the impact of such confusion and lack of ability to compare the previous results of the Company in its future filings with the Commission, to retitle the line item the Company currently describes as “Operating income” to “Earnings before other expenses, net, interest and tax (EBIT before other expenses, net)” and to retitle the line item the Company currently describes as “Operating income after other expenses, net” to “Earnings before interest and tax (EBIT).”

In addition, the Company would include disclosure under the “Basis of presentation and disclosure” section in note 2 to the Company’s financial statements in the first year of adoption of the new line-item titles to describe that the line item described as “Earnings before other expenses, net, interest and tax (EBIT before other expenses, net)” was described by the Company in prior years as “Operating income” and that the line item described as “Earnings before interest and tax (EBIT)” was described by the Company in prior years as “Operating income after other expenses, net,” and that changes were made considering the guidance of paragraph 56 of the Basis for Conclusion of IAS 1, but that such changes in titles do not represent any change in the Company’s accounting policies as compared to prior years.

The proposed changes, as applied to the Company’s statement of operations for the years ended December 31, 2011 and 2010, would be as follows:

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Operations

(Millions of Mexican pesos, except for loss per share)

		Years ended December 31,
	Note	2011		2010

Net sales	2Q	Ps	189,887	177,641
Cost of sales	2R		(136,167)	(127,845)

Gross profit			53,720	49,796

Administrative and selling expenses	2R		(25,486)	(25,818)
Distribution expenses	2R		(16,170)	(13,242)

			(41,656)	(39,060)

Earnings before other expenses, net, interest and tax (EBIT before other expenses, net)			12,064	10,736

Other expenses, net	5		(5,449)	(6,335)

Earnings before interest and tax (EBIT)			6,615	4,401

Financial expense	15		(16,627)	(14,753)
Other financial (expense) income, net	6		(2,214)	(523)
Equity in loss of associates	12		(334)	(487)

Loss before income tax			(12,560)	(11,362)

Income tax	18		(12,207)	(2,074)

CONSOLIDATED NET LOSS			(24,767)	(13,436)
Non-controlling interest net income			21	46

CONTROLLING INTEREST NET LOSS		Ps	(24,788)	(13,482)

BASIC LOSS PER SHARE	21	Ps	(0.74)	(0.39)

DILUTED LOSS PER SHARE	21	Ps	(0.74)	(0.39)

The accompanying notes are part of these consolidated financial statements.

The explanation of the changes, as applied to the “Basis of presentation and disclosure” section in note 2 to the Company’s financial statements in the first year of adoption, would be as follows:

2.	SIGNIFICANT ACCOUNTING POLICIES

A)	BASIS OF PRESENTATION AND DISCLOSURE

In CEMEX’s statements of operations for the years ended December 31, 2012 and 2011, the line item described as “Earnings before other expenses, net, interest and tax (EBIT before other expenses, net)” was described by CEMEX in prior years as “Operating income,” and the line item described as “Earnings before interest and tax (EBIT)” was described by the Company in prior years as “Operating income after other expenses, net.” The changes were made by CEMEX to comply with the guidance set forth in paragraph 56 of the Basis for Conclusions of IAS 1, Presentation of Financial Statements. Nonetheless, such changes in line-item titles do not represent any change in CEMEX’s accounting policies under IFRS as compared to prior years.

*        *        *         *

Acknowledgment Statement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please contact Adam G. Waitman at (212) 735-2896 of our U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

Very truly yours,

By:	/s/ Fernando A. Gonzalez
Name:	Fernando A. Gonzalez
Title:	Chief Financial Officer